Schonfeld & Weinstein, LLP
80 Wall Street, Suite 815
New York, New York 10005
Phone:  212-344-1600
Fax:  212-480-0717

November 23, 2009

United States Securities and Exchange Commission
Washington, D.C.  20549

Attn:  H. Christopher Owings, Assistant Director
           Robert W. Errett, Staff Attorney

Re:  Hotel Outsource Management International, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed October 6, 2009
        Form 10-Q for the Fiscal Quarter Ended June 30, 2009
        Filed November 6, 2009
        File No. 000-50306

Dear Mr. Owings:

We are in receipt of your letter dated November 18, 2009 and would like to respond as follows:

Preliminary Proxy Statement of Schedule 14A

1.	Any subsequent revised proxy statement will note the amendment number on the cover.

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009

2.	The Section 302 and 906 certifications are included with Amendment No. 2 to the June 30, 2009 10-Q/A.

Item 4.  Controls and Procedures

3.
 We have added a statement indicating that HOMI has been unable to implement the comprehensive program designed to strengthen internal control over financial reporting for the quarter ended June 30, 2009 due to financial constraints.

Thank you.

Very truly yours,

/s/Andrea I. Weinstein

Andrea I. Weinstein